Select Comfort Corporation

9800 59th Avenue North

Minneapolis, MN 55442

November 12, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Attn:	Era Anagnosti
Mail Stop 4631

Re:	Select Comfort Corporation
Registration Statement on Form S-3
Filed October 13, 2009
File No. 333-162437

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Monday, November 16, 2009, or as soon thereafter as is practicable.

In connection with this request we hereby acknowledge that:

1.     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.     the action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James C. Raabe

James C. Raabe
Senior Vice President and Chief Financial Officer